

Mail Stop 3030

October 3, 2016

Via E-mail
Phillip LoPresti
Chief Executive Officer
Everspin Technologies, Inc.
1347 N. Alma School Road Suite 220
Chandler, Arizona 85224

> **Re:** **Everspin Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 26, 2016**
> **File No. 333-213569**

Dear Mr. LoPresti:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2016 letter.

Cover Page

1. Please explain how you solicited and negotiated the concurrent private offering with GigaDevice Semiconductor (HK) Limited. For guidance, refer to Question 139.25 of Securities Act Sections Compliance and Disclosure Interpretations.

You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Matthew B. Hemington, Esq.
        Cooley LLP